May 9, 2007



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	NetSmart Technologies, Inc.
	As of December 31, 2004

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change of beneficial ownership of 10% or more as of April 30, 2007, filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jmw
Enclosures

cc:	Office of the Corporate Secretary
	NetSmart Technologies, Inc.
	3500 Sunrise Highway
	Suite D-122
	Great River, NY  11739

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.    2   )*


	NetSmart Technologies, Inc.

	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	64114W306
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class o would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Page 1 of  5 Pages

CUSIP NO. 671074102                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3 SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             	5   SOLE VOTING POWER
         SHARES                            0
      BENEFICIALLY          	6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    APRIL 30, 2007	    	7  SOLE DISPOSITIVE POWER
        BY EACH                           0
       REPORTING               	8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
                                                [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                  *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________
                                            Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		Netsmart Technologies, Inc.

Item 1(b) 	Address of Issuer's Principal Executing Offices:

           		3500 Sunrise Highway
		Suite D-122
		Great River, NY 11739

Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.

Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716

Item 2(c)	Citizenship:

          	Florida

Item 2(d) 	Title of Class of Securities:

          	Common Stock par value $.01 per share

Item 2(e)	CUSIP Number:

          	64114W306


Item 3    	Type of Reporting Person:

(e) Investment  Adviser  registered  under Section 203 of the
Investment Advisors Act of 1940





Page 3 of 5 Pages





Item 4   	Ownership as of April 30, 2007

         (a)  	Amount Beneficially Owned:

              	0 shares of common stock beneficially owned including:

                                                     No. of Shares
             	 Eagle Asset Management, Inc.             0

          (b)  	Percent of Class:               0%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)            (ii)           	(iii)         (iv)
              	                                Deemed        Deemed
              	Deemed         Deemed  		to have       to have
              	to have        to have       	Sole Power    Shared Power
              	Sole Power     Shared Power   	to Dispose    to Dispose
              	to Vote or     to Vote or     	or to         or to
		to Direct      to Direct	Direct the    Direct the
              	to Vote        to Vote        	Disposition   Disposition

Eagle Asset     0	      	----           	0	      ----
Management, Inc.

Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                      (_X__)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A
Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:
		N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By  signing  below I certify that to the best of my knowledge and
		belief, the securities referred to above were acquired in the ordinary
		course of business and were not acquired for purpose of and do not
		have the effect of changing or influencing the control of the issuer
		of such securities and were not acquired in connection with or as a
		participant in any transaction having such purposes or effect.

         		Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Date: April 9, 2007	             	EAGLE ASSET MANAGEMENT, INC.



                                   	__________________________________
                                   	Damian Sousa
                                  	Vice President
                                   	Chief Compliance Officer















Page 5 of 5 Pages